Exhibit 99.3

Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad - 500 081, India Tel : +91 40 6141 6000

Limited Review Report – Consolidated Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited consolidated Ind AS financial results of Dr. Reddy’s Laboratories Limited Group comprising Dr. Reddy’s Laboratories Limited (the ‘Company’) comprising its subsidiaries (together referred to as ‘the Group’), and its joint ventures, for the quarter ended December 31, 2018 and year to date from April 01, 2018 to December 31, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’).

2.	The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to issue express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated Ind AS financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam Partner Membership No.: 053315 Place: Hyderabad Date: February 01, 2019

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block 'B', 3rd Floor, Kolkata-700 016

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2018

				All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl.		31.12.2018	30.09.2018	31.12.2017	31.12.2018	31.12.2017	31.03.2018
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	37,861	36,866	36,164	111,234	103,558	138,022
	b) License fees and service income	639	1,112	1,896	2,451	3,121	4,006
	c) Other operating income	146	197	281	501	592	782

	Total revenue from operations	38,646	38,175	38,341	114,186	107,271	142,810

2	Other income	1,023	1,282	430	2,542	1,103	1,552

3	Total income (1 + 2)	39,669	39,457	38,771	116,728	108,374	144,362

4	Expenses
	a) Cost of materials consumed	7,354	6,786	6,378	21,534	19,004	26,309
	b) Purchase of stock-in-trade	5,418	4,567	3,906	14,415	10,013	14,501
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,014)	(836)	83	(3,625)	1,311	(415)
	d) Employee benefits expense	8,054	8,722	8,181	25,147	24,144	32,149
	e) Depreciation and amortisation expense	2,903	2,786	2,715	8,476	8,009	10,772
	f) Finance costs	241	208	172	644	610	788
	g) Selling and other expenses	10,788	11,343	11,866	33,122	34,923	46,754

	Total expenses	33,744	33,576	33,301	99,713	98,014	130,858

5	Profit before tax (3 - 4)	5,925	5,881	5,470	17,015	10,360	13,504

6	Tax expense:
	a) Current tax	610	1,288	653	3,294	1,569	1,753
	b) Deferred tax	401	(481)	1,875	(944)	2,319	2,627

7	Net profit for the period before share of profit of equity accounted investees (5 - 6)	4,914	5,074	2,942	14,665	6,472	9,124

8	Share of profit of equity accounted investees, net of tax	89	109	85	281	275	344

9	Net profit after taxes and share of profit of associates (7 + 8)	5,003	5,183	3,027	14,946	6,747	9,468

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(438)	66	(1,430)	(886)	(3,704)	(3,710)
	(ii) Income tax relating to items that will not be reclassified subsequently to profit or loss	103	(16)	331	227	875	874
	b) (i) Items that will be reclassified subsequently to profit or loss	199	(60)	(103)	(207)	(209)	(23)
	(ii) Income tax relating to items that will be reclassified subsequently to profit or loss	(230)	113	16	1	4	23
	Total other comprehensive income	(366)	103	(1,186)	(865)	(3,034)	(2,836)

11	Total comprehensive income (9 + 10)	4,637	5,286	1,841	14,081	3,713	6,632

12	Paid-up equity share capital (face value Rs. 5/- each)	830	830	829	830	829	830

13	Other equity						124,886

14	Earnings per equity share (face value Rs. 5/- each)
	Basic	30.16	31.22	18.25	90.07	40.69	57.08
	Diluted	30.12	31.18	18.22	89.96	40.61	56.96
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information				All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2018	30.09.2018	31.12.2017	31.12.2018	31.12.2017	31.03.2018
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	7,355	7,787	6,895	22,162	20,077	27,930
	b) Global Generics	31,369	30,609	30,270	92,641	86,424	114,282
	c) Proprietary Products	735	772	2,136	2,237	3,403	4,250
	d) Others	482	635	389	1,555	1,411	1,840
	Total	39,941	39,803	39,690	118,595	111,315	148,302
	Less: Inter-segment revenue	1,295	1,628	1,349	4,409	4,044	5,492
	Total revenue from operations	38,646	38,175	38,341	114,186	107,271	142,810

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,833	1,705	1,302	4,730	2,960	4,477
	b) Global Generics	18,049	18,111	17,912	54,916	50,684	67,190
	c) Proprietary Products	628	653	2,022	1,875	3,073	3,799
	d) Others	249	436	181	878	716	869
	Total	20,759	20,905	21,417	62,399	57,433	76,335
	Less: Selling and other un-allocable expenditure / (income), net	14,834	15,024	15,947	45,384	47,073	62,831
	Total profit before tax	5,925	5,881	5,470	17,015	10,360	13,504

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

[1]	These results have been prepared in accordance with the Ind AS notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

[2]	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the nine months ended 31 December 2017 and year ended 31 March 2018 are not comparable with those of the other periods presented.

[3]	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection Report ("EIR") from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed. With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged. In June 2018, the Company requested the U.S. FDA to schedule an inspection of the oncology formulation manufacturing facility at Duvvada. In October 2018, the re-inspection was completed and the U.S.FDA issued Form 483 with eight observations. The Company responded to these observations identified by U.S. FDA in November 2018 and awaiting to hear from agency. With respect to API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. In response, the Company submitted the results of the investigations and analyses in October 2018. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company responded to all queries in January 2019 to U.S. FDA and awaiting re-inspection by the U.S. FDA.

[4]	Ind AS 115, Revenue from Contracts with Customers, mandatory for reporting periods beginning on or after 1 April 2018, replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of Ind AS 115 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

[5]	During the three months ended 31 December 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “other income”.

[6]	"Other income" for the three months ended 30 September 2018 and nine months ended 31 December 2018 includes gain of Rs. 460 million on account of sale of rights relating to an intangible asset forming part of Company’s Proprietary Products Segment and sale of membership interest in Dr. Reddy’s Laboratories Tennessee, LLC.

[7]	In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted in to law on 22 December 2017 which resulted in a reduction of the federal income tax rate from 35% to 21%.
Consequent to this enactment, the Company has re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a charge of Rs. 873 million for the three months ended 31 December 2017.

[8]	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 1 February 2019.

[9]	The results for the quarter and nine months ended 31 December 2018 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 1 February 2019	Co-Chairman & Chief Executive Officer